Mail Stop 4561

January 30, 2007

Mr. James R. Worms
President and Chief Executive Officer
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, CA 90024

   Re: Paladin Realty Income Properties, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 28, 2006
     Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
     September 30, 2006
     Filed May 10, August 14, and November 13, 2006
     File No. 0-51860

Dear Mr. Worms:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Robert Telewicz
       Senior Staff Accountant